SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2009, incorporated by reference herein:
Exhibit
99.1 Release dated October 12, 2009, entitled “BLYVOOR STRIKERS RETURN TO WORK”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 12, 2009
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

BLYVOOR STRIKERS RETURN TO WORK

DRDGOLD announced today that a wage-related strike by 3 900 employees in the National Union of Mineworkers (“NUM”) recognition unit at the Blyvooruitzicht Gold Mining Company Limited
(“Blyvoor”) operation is over.

The NUM signed a wage agreement with the company on Friday afternoon and about 3 900 employees in the NUM recognition unit at the mine, who have been on strike since 15 September, returned to work at the start of the night shift last night (Sunday, 11 October 2009).

The agreement provides for an 8% across-the-board basic wage increase. The union rejected the company’s offer of a gold profit sharing scheme, in terms of which employees could have earned up to an additional 7%.

At DRDGOLD’s East Rand Proprietary Mines Limited operation, where underground mining has been discontinued, the NUM accepted a 4% across-the-board basic wage increase and the gold profit sharing scheme the week before last. At the Crown Gold Recoveries (Pty) Limited operation, the union accepted an 8% across-the-board increase and the gold profit sharing scheme on
Wednesday last week and 500 striking employees returned to work on Thursday.

DRDGOLD’s estimated daily gold production loss due to the strike action was some 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operation.

Randburg
12 October 2009